Exhibit 12

CRC Health Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Year Ended 2007	Eleven Months Ended December 31, 2006	One Month Ended January 31, 2006	Three Months Ended March 31, 2005	Years Ended December 31,
					2005	2004	2003	2002	2001
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Earnings (loss) from continuing operations:
Income (loss) from continuing operations before income taxes	$4,796	$6,495	$(51,437)	$6,401	$28,917	$23,210	$(4,637)	$(12,981)	$4,011
Add: Fixed Charges	75,715	48,293	2,955	4,525	24,464	17,726	9,115	6,488	2,418

Earnings, as adjusted	$80,511	$54,788	$(48,482)	$10,926	$53,381	$40,936	$4,478	$(6,493)	$6,429
Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$60,261	$41,456	$2,509	$3,489	$19,817	$13,965	$6,564	$4,967	$1,716
Interest portion of rent expense	15,454	6,837	446	1,036	4,647	3,761	2,551	1,521	702

Total fixed charges	$75,715	$48,293	$2,955	$4,525	$24,464	$17,726	$9,115	$6,488	$2,418
Ratio of earnings to fixed charges (1)	1.06	1.13	-16.41	2.41	2.18	2.31	0.49	-1.00	2.66
Ratio of earnings to fixed charges (1)	1.06x	1.13x	—	2.41x	2.18x	2.31x	—	—	2.66x

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $51.1 million for one month ended January 31, 2006 and $4.6 million and $12.9 million for the fiscal years ended December 31, 2003 and 2002, respectively.